EXHIBIT 99.3

AC IMMUNE REPORTS second QuArter 2017 financial results

▪	Strong cash position of CHF 124.2 million provides resources to advance pipeline of seven therapeutic and three diagnostic candidates

▪	Increased R&D investment across three pillars of Alzheimer`s disease, neuro-orphan indications and diagnostics

▪	Entered into first Asian collaboration for neurodegenerative diseases and neuroinflammation with Essex Bio-Technology

Lausanne, Switzerland, August 9, 2017 – AC Immune SA (NASDAQ: ACIU), a Swiss-based, clinical stage biopharmaceutical company with a broad pipeline focused on neurodegenerative diseases, today announced financial results for the second quarter ended June 30, 2017.

Prof. Andrea Pfeifer, CEO of AC Immune, commented: “Our second quarter was highlighted by the exciting agreement with Essex Biotechnology, in which we plan to leverage our mutual expertise in the areas of neurodegeneration and neuroinflammation to develop therapeutic candidates for Alzheimer’s disease and frontotemporal dementia. This partnership marks AC Immune’s first R&D collaboration in Asia. As we continue to invest and build value in each of the three pillars of our business -- Alzheimer’s disease, neuro-orphan indications, and diagnostics -- we expect to see continued news-flow across these areas during the second half of 2017.”

Key Financial Data – Unaudited (CHF million1)

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2017	2016	2017	2016
Revenues	0.8	19.9	2.8	20.4
R&D expenses	6.8	5.6	14.3	11.0
G&A expenses	2.2	1.9	4.5	2.8
Income (Loss) for the period	(12.3)	12.9	(21.8)	6.8
Adjustments:
Non-Cash share-based compensation	0.2	0.1	0.3	0.2
Foreign currency remeasurement (Gains)/Losses	4.0	(0.6)	5.6	(0.2)
Adjusted Income (Loss) [2]	(8.2)	12.5	(15.9)	6.7
EPS - basic	(0.22)	0.27	(0.38)	0.14
EPS - diluted	(0.22)	0.25	(0.38)	0.13
Adjusted EPS - basic[2]	(0.14)	0.26	(0.28)	0.14
Adjusted EPS - diluted[2]	(0.14)	0.24	(0.28)	0.13
	As of
	June 30, 2017		Dec 31, 2016
Cash and cash equivalents	124.2		152.2
Total shareholders’ equity	120.9		142.4

[1]	Key financial data in CHF million except for share and per share data.

[2]	Adjusted Income (Loss) and Adjusted EPS are non-IFRS measures. See “Non-IFRS Financial Measures” below for further information.

Revenues

Revenues fluctuate as a result of the timing of signing new collaboration agreements, the timing of milestone achievements, and the size of each milestone payment.

AC Immune generated revenues of CHF 0.8 million in the three months ended June 30, 2017, a decrease of CHF 19.2 million over the comparable period in 2016. For the six months ended June 30, 2017, AC Immune saw a CHF 17.7 million decrease in revenues from CHF 20.4 million to CHF 2.8 million.

For the three and six months ended June 30, 2017, the decrease in collaboration revenues was principally due to the recognition of two milestones reached in Q2 2016 related to the anti-Tau antibody agreement with Genentech and the anti-Tau vaccine agreement with Janssen. Revenues in the first six months of 2017 were mainly driven by a EUR 1 million (CHF 1.1 million) milestone from Piramal Imaging for the initiation of the Phase 1 clinical trial in the orphan indication of Progressive Supranuclear Palsy (PSP), and the recognition of CHF 1.8 million in research contribution revenues related to the alpha-synuclein and TDP-43 PET tracer collaboration with Biogen.

Research & Development (R&D) Expenses

For the three and six months ended June 30, 2017, research and development expenses totaled CHF 6.8 million and CHF 14.3 million, respectively, compared with CHF 5.6 million and CHF 11.0 million for the same periods in 2016.

This increase was primarily attributable to further investment in the two anti-Abeta ACI-24 vaccine programs in Alzheimer’s disease and Down syndrome, in programs focused on Parkinson’s disease such as alpha-synuclein PET imaging, and in discovery programs for neurodegenerative orphan indications. The R&D investment also reflects the addition of new hires brought on board to accelerate the development of proprietary and partnered pipeline candidates.

General and Administrative (G&A) Expenses

General and administrative expenses amounted to CHF 2.2 million and CHF 4.5 million in the three and six months ended June 30, 2017 compared with CHF 1.9 million and CHF 2.8 million in the same periods in 2016, respectively. The increase is predominantly due to increased operating expenses during the three and six months ended June 30, 2017, as the Company was publicly traded for the first half of 2017 and not in the comparable 2016 period.

IFRS Loss for the period

For the three and six months ended June 30, 2017, the Company had a net loss after taxes of CHF 12.3 million and CHF 21.8 million compared with net income of CHF 12.9 million and CHF 6.8 million for the same periods in 2016. The decline in profitability is attributable to the decreased revenues for the periods as a result of prior milestone achievements and an increase in R&D and G&A expenses as outlined above.

Cash position

As of June 30, 2017 AC Immune had total cash of CHF 124.2 million compared to CHF 152.2 million as of December 31, 2016. The decrease of CHF 28 million is principally due to the net loss of CHF 21.8 million for the 6-month period. Net cash flows used in operating activities were CHF 20.9 million, due to the higher investments in our major discovery and development programs and the strengthening of the Company’s infrastructure, systems and organization during our first year as a publiclytraded company. Further details are available in our corresponding Statements of Cash Flows filed with our Form 6-K.

H1 2017 Company Highlights

Research partnership with Essex Bio-Technology

In May 2017, AC Immune and Essex Bio-Technology entered into a research collaboration agreement to undertake the pre-clinical and clinical co-development of a novel biological therapeutic for the treatment of neurodegenerative diseases and neuroinflammation. This collaboration provides powerful synergies in technologies and expertise for the two companies and marks AC Immune’s first R&D collaboration in Asia.

Crenezumab – anti-Abeta antibody for Alzheimer’s disease (AD) partnered with Genentech in Phase 3

During the first quarter, AC Immune’s partner Genentech/Roche started a second pivotal Phase 3 clinical trial, CREAD 2, in 750 prodromal or mild Alzheimer’s disease. Similar to the CREAD 1 Phase 3 clinical trial, which has been ongoing since Q1 2016, this second study will evaluate the effect of crenezumab on the composite endpoint Clinical Dementia Rating-Sum of Boxes (CDR-SB) Score.

Tau-PET imaging agent – AD diagnostic partnered with Piramal

New insights into the Tau-PET imaging tracer, being developed in collaboration with Piramal Imaging, were provided at the International Conference on Alzheimer's and Parkinson's Diseases (AD/PD) in March 2017. The results included its excellent preclinical properties, human dosimetry and first encouraging clinical data which show a distinct, specific pattern of binding in patients with Alzheimer’s disease and Progressive Supranuclear Palsy.

Non-IFRS Financial Measures

In addition to our operating results, as calculated in accordance with International Financial Reporting Standards, or IFRS, as adopted by the International Accounting Standards Board, we use Adjusted Income (Loss) and Adjusted Earnings (Loss) per share when monitoring and evaluating our operational performance. Adjusted Income (Loss) is defined as income (loss) for the relevant period, as adjusted for certain items that we believe are not indicative of our ongoing operating performance. Adjusted Earnings (Loss) per share is defined as Adjusted Income (Loss) for the relevant period divided by the weighted-average number of shares for such period.

We believe that these measures assist our shareholders because they enhance comparability of our results each period and provide more useful insight into operational results. These non-IFRS financial measures are not meant to be considered alone or substitute for our IFRS financial measures and should be read in conjunction with AC Immune’s financial statements prepared in accordance with IFRS. The most directly comparable IFRS measure to these non-IFRS measures is net income (loss). The following table reconciles net income (loss) to Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share for the periods presented:

Reconciliation of Income/(Loss) to Adjusted Income/(Loss) and

Earnings/(Loss) Per Share to Adjusted Earnings/(Loss) Per Share

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2017	2016	2017	2016
in CHF thousands except for share and per share data
Income/(Loss)	(12,327)	12,944	(21,782)	6,774
Adjustments:
Non-cash share-based payments (a)	154	98	254	150
Foreign currency (gains)/losses (b)	3,997	(589)	5,615	(207)
Adjusted Income/(loss)	(8,176)	12,453	(15,913)	6,717

Earnings/(Loss) per share – basic	(0.22)	0.27	(0.38)	0.14
Earnings/(Loss) per share – diluted	(0.22)	0.25	(0.38)	0.13
Adjustment to earnings/(loss) per share – basic	0.08	(0.01)	0.10	0.00
Adjustment to earnings/(loss) per share – diluted	0.08	(0.01)	0.10	0.00
Adjusted Earnings (Loss) per share – basic	(0.14)	0.26	(0.28)	0.14
Adjusted Earnings(Loss) per share – diluted	(0.14)	0.24	(0.28)	0.13
Weighted-average number of shares used to compute Adjusted Earnings (Loss) per share – basic	57,048,187	48,017,453	56,951,306	47,209,976
Weighted-average number of shares used to compute Adjusted Earnings (Loss) per share – diluted	57,048,187	51,096,175	56,951,306	50,465,568

(a)	Reflects non-cash expenses associated with share-based compensation for equity awards issued to Directors, Management and employees of the Company. This expense reflects the awards’ fair value recognized for the portion of the equity award which is vesting over the period.

(b)	Reflects foreign currency remeasurement gains and losses for the period, predominantly impacted by the change in the exchange rate between the US Dollar and the Swiss Franc.

Non-IFRS Expenditures

Adjustments for the three and six months ended June 30, 2017 were CHF 4.1 million and CHF 5.9 million, respectively. These were largely due to foreign currency remeasurement losses of CHF 4.0 million and CHF 5.6 million, respectively, predominantly related to the cash balance of the Company as a result of a weakening of the US Dollar against the Swiss Franc. The Company also recorded CHF 0.15 million and CHF 0.25 million for the three and six months, respectively, for share-based compensation expenses.

About AC Immune

AC Immune is a clinical stage Swiss-based biopharmaceutical company focused on neurodegenerative diseases with four product candidates in clinical trials. The Company designs, discovers and develops therapeutic and diagnostic products intended to prevent and modify diseases caused by misfolding proteins. AC Immune’s two proprietary technology platforms create antibodies, small molecules and vaccines designed to address a broad spectrum of neurodegenerative indications, such as Alzheimer’s disease. The Company’s pipeline features seven therapeutic and three diagnostic product candidates. The most advanced of these is crenezumab, an anti-Abeta antibody in phase 3 clinical studies that is being advanced by the collaboration partner Genentech, Inc., a wholly owned subsidiary of Roche. Other business partners include Biogen, Janssen Pharmaceuticals, Nestlé Institute of Health Sciences, Piramal Imaging and Essex Bio-Technology.

Forward looking statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

For further information please contact:

Prof. Andrea Pfeifer Chief Executive Officer Phone: +41 21 345 91 21 E-mail: andrea.pfeifer@acimmune.com	Eva Schier Corporate Communications Manager Phone: +41 21 345 91 34 Mobile: +41 79 926 66 03 E-mail: eva.schier@acimmune.com
Nick Miles/Toomas Kull Cabinet Privé de Conseils s.a. Phone: +41 22 552 46 46 E-mail: miles@cpc-pr.com kull@cpc-pr.com	In the US Ted Agne The Communications Strategy Group Inc. Phone: +1 781 631 3117 E-mail: edagne@comstratgroup.com